**The Paragon Group of Companies PLC**
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

SEC MAIL PROCESSING
RECEIVED
DEC 1 2 2007
WASH. D.C. SECTION
185

03 December 2007

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07028849

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th November 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 0 4 2008
THOMSON
FINANCIAL

1/2/08

**John G Gemmell**
**Group Company Secretary**

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

# THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

| Document | Date Distributed | Required Distribution Date | Source of Requirement |
|---|---|---|---|
| 1. Regulatory Announcement – Holding(s) in Company | 05 November 2007 | 05 November 2007 | LR9.6.7 |
| 2. Regulatory Announcement – Holding(s) in Company | 06 November 2007 | 06 November 2007 | LR9.6.7 |
| 3. Regulatory Announcement – Holding(s) in Company | 06 November 2007 | 06 November 2007 | LR9.6.7 |
| 4. Regulatory Announcement – Holding(s) in Company | 07 November 2007 | 08 November 2007 | LR9.6.7 |
| 5. Regulatory Announcement – Holding(s) in Company | 07 November 2007 | 07 November 2007 | LR9.6.7 |
| 6. Regulatory Announcement – Holding(s) in Company | 16 November 2007 | 16 November 2007 | LR9.6.7 |
| 7. Regulatory Announcement – Holding(s) in Company | 19 November 2007 | 19 November 2007 | LR9.6.7 |
| 8. Regulatory Announcement – Holding(s) in Company | 19 November 2007 | 19 November 2007 | LR9.6.7 |
| 9. Regulatory Announcement – Final Results | 20 November 2007 | 20 November 2007 | LR9.7.1 / LR9.7.2 |
| 10. Regulatory Announcement – Holding(s) in Company | 20 November 2007 | 21 November 2007 | LR9.6.7 |

| Document | Date Distributed | Required Distribution Date | Source of Requirement |
|---|---|---|---|
| 11. Regulatory Announcement – Holding(s) in Company | 21 November 2007 | 22 November 2007 | LR9.6.7 |
| 12. Regulatory Announcement – Holding(s) in Company | 22 November 2007 | 22 November 2007 | LR9.6.7 |
| 13. Regulatory Announcement – Holding(s) in Company | 22 November 2007 | 23 November 2007 | LR9.6.7 |
| 14. Regulatory Announcement – Holding(s) in Company | 26 November 2007 | 26 November 2007 | LR9.6.7 |
| 15. Regulatory Announcement – Director/PDMR Shareholding | 26 November 2007 | 27 November 2007 | DR3.1.2 |
| 16. Regulatory Announcement – Director/PDMR Shareholding | 26 November 2007 | 27 November 2007 | DR3.1.2 |
| 17. Regulatory Announcement – Blocklisting Interim Review | 27 November 2007 | 27 November 2007 | LR3.5.6 |
| 18. Regulatory Announcement – Director/PDMR Shareholding | 27 November 2007 | 28 November 2007 | DR3.1.2 |
| 19. Regulatory Announcement – Holding(s) in Company | 29 November 2007 | 29 November 2007 | LR9.6.7 |
| 20. Regulatory Announcement – Holding(s) in Company | 30 November 2007 | 30 November 2007 | LR9.6.7 |
| 21. Regulatory Announcement – Holding(s) in Company | 30 November 2007 | 30 November 2007 | LR9.6.7 |
| 22. Regulatory Announcement – Holding(s) in Company | 30 November 2007 | 30 November 2007 | LR9.6.7 |

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:01 05-Nov-07 |
| **Number** | 0558H |

RNS Number:0558H
Paragon Group Of Companies PLC
05 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
-----------------------------------------------------

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
OppenheimerFunds Inc (OFI) and Baring Asset Management Limited (Baring)
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
01/11/2007
.................

6. Date on which issuer notified:
02/11/2007
.................

7. Threshold(s) that is/are crossed or reached:
6% (Baring: 0.0469% and OFI 5.9875%)
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | | |
| OFI | 6,116,865 | 5.3281% |
| Baring | 53,826 | 0.0469% |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | | | |
| OFI | 6,873,925 | | 6,873,925 | | 5.9875% |
| Baring | 53,826 | | 53,826 | | 0.0469% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 6,927,751 | 6.0344% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
OppenheimerFunds, Inc. owns, as of 01/11/07, 6,873,925 shares equal to 5.9875% of the shares outstanding (114,804,242).

Baring Asset Management Limited owns, as of 01/11/07, 53,826 shares equal to 0.0469% of the shares outstanding (114,804,242).
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:
0121 712 2075
.................

END

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 09:40 06-Nov-07 |
| **Number** | 0934H |

RNS Number:0934H
Paragon Group Of Companies PLC
06 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No
.................

An event changing the breakdown of voting rights:

No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):

OppenheimerFunds Inc (OFI) and Baring Asset Management Limited (Baring)
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

02/11/2007
.................

6. Date on which issuer notified:

05/11/2007

.................

7. Threshold(s) that is/are crossed or reached:

6% (OFI independently crossed the 6% threshold, 6.6822%. Baring continues to hold 0.0469%. In aggregate, total ownership is 6.7291%).

.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | | |
| OFI | 6,873,925 | 5.9875% |
| Baring | 53,826 | 0.0469% |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | | | |
| OFI | 7,671,442 | | 7,671,442 | | 6.6822% |
| Baring | 53,826 | | 53,826 | | 0.0469% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 7,725,268 | 6.7291% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

OppenheimerFunds, Inc. owns, as of 02/11/07, 7,671,442 shares equal to 6.6822% shares outstanding (114,804,242).

Baring Asset Management Limited owns, as of 02/11/07, 53,826 shares equal to 0.0469% of the shares outstanding (114,804,242).

.................

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

John G. Gemmell

.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:15 06-Nov-07 |
| **Number** | 1359H |

RNS Number:1359H
Paragon Group Of Companies PLC
06 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Paragon Group of Companies PLC

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No )

An event changing the breakdown of voting rights: (No )

Other (please specify) : (No )

3. Full name of person(s) subject to the notification obligation:

Allianz SE

4. Full name of shareholder(s) (if different from 3.):

Veer Palthe Voute NV

5. Date of the transaction and date on which the threshold is crossed or reached if different):

09/10/2007

6. Date on which issuer notified:

05/11/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| GB0006140361 | 5,536,690 | 5,536,690 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | | Number of voting rights | | % of voting rig | |
|---|---|---|---|---|---|---|
| | Direct | Indirect | Direct | Indirect | Direct | Indir |
| GB0006140361 | | | | 6,365,722 | | 5.5 |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 6,365,722 | 5.54 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresden Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The disclosure holding is based on the issuers' 'Voting Rights and Capital' announcement dated 1 October 2007. VPV are interested in 6,184,070 shares representing 5.39%of the total voting rights of Paragon Group of Companies plc.

14. Contact name:

John G Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 15:53 07-Nov-07 |
| **Number** | 2264H |

RNS Number:2264H
Paragon Group Of Companies PLC
07 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Paragon Group of Companies PLC

2. Reason for the notification (please Yes/No):

| | |
|---|---|
| An acquisition or disposal of voting rights: | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: | No |
| An event changing the breakdown of voting rights: | No |
| Other (please specify) : | |

3. Full name of person(s) subject to the notification obligation:

Aberforth Partners LLP

4. Full name of shareholder(s) (if different from 3.) :

| | |
|---|---|
| 1. Aberforth Smaller Companies Trust plc | 2,583,100 shares |
| 2. Aberforth UK Small Companies Fund | 2,275,100 shares |
| 3. The Church Commissioners for England | 441,000 shares |
| 4. Aberforth Geared Capital & Income Trust plc | 479,800 shares |

1,2,4 = registered in the name of Nortrust Nominees Ltd A/c Aberforth,
3 = The Church Commissioners for England (Chase GIS) Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

06/11/2007

6. Date on which issuer notified:

07/11/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| Ordinary GB0006140361 | below 5% | below 5% |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| Ordinary GB0006140361 | 5,779,000 | | 5,779,000 | | 5.03% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 5,779,000 | 5.03% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

John G Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:13 07-Nov-07 |
| **Number** | 2266H |

RNS Number:2266H
Paragon Group Of Companies PLC
07 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No

An event changing the breakdown of voting rights:

No

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):

OppenheimerFunds Inc (OFI) and Baring Asset Management Limited (Baring)

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

05 November 2007

6. Date on which issuer notified:

06 November 2007

7. Threshold(s) that is/are crossed or reached:

7% (OFI independently crossed the 7% threshold, 7.3366%. Baring continues to hold 0.0469%. In aggregate, total ownership is 7.3834%).

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 OFI | 7,671,442 | 6.6822% |
| Baring | 53,826 | 0.0469% |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 OFI | 8,422,679 | | 8,422,679 | | 7.3366% |
| Baring | 53,826 | | 53,826 | | 0.0469% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 8,476,505 | 7.3834% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

OppenheimerFunds, Inc. owns, as of 11/5/07, 8,422,679 shares equal to 7.3366% of the shares outstanding (114,804,242).

Baring Asset Management Limited owns, as of 11/5/07, 53,826 shares equal to 0.0469% of the shares outstanding (114,804,242).

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
.................

14. Contact name:

John G. Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 15:51 16-Nov-07 |
| **Number** | 9264H |

RNS Number:9264H
Paragon Group Of Companies PLC
16 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
No
.................

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

.................

6. Date on which issuer notified:
15 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
9%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 11,096,335 | 11,096,335 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 10,250,544 | 5,490,586 | 4,759,958 | 4.783% | 4.146% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 10,250,544 | 8.929% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Ltd
.................

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:
.................

14. Contact name:

John G Gemmell
.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:32 19-Nov-07 |
| **Number** | 0343I |

RNS Number:0343I
Paragon Group Of Companies PLC
19 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
................

An event changing the breakdown of voting rights:
No
................

Other (please specify) :
................

3. Full name of person(s) subject to the notification obligation (iii):
Ameriprise Financial, Inc. and its group
................

4. Full name of shareholder(s) (if different from 3.) (iv):
See additional information under 13.
................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 November 2007
................

6. Date on which issuer notified:
16 November 2007
................

7. Threshold(s) that is/are crossed or reached:
Below 5%
................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 6,039,486 | 6,039,486 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 252,000 | 252,000 | 5,277,700 | 0.220% | 4.597% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 5,529,700 | 4.817% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial, Inc., which controls the voting rights of

Threadneedle Asset Management Holdings Ltd, which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.
................

Proxy Voting:

10. Name of the proxy holder:
N/A
................

11. Number of voting rights proxy holder will cease to hold:
N/A
................

12. Date on which proxy holder will cease to hold voting rights:
N/A
................

13. Additional information:
Registered Owner

| | | |
|---|---|---|
| Littledown Nominees Ltd | A/c 05577 | 204,000 |
| Littledown Nominees Ltd | A/c 05576 | 3,090,000 |
| Littledown Nominees Ltd | A/c 07197 | 252,000 |
| Littledown Nominees Ltd | A/c 10479 | 4,700 |

| | | |
|---|---|---|
| Littledown Nominees Ltd | A/c 07203 | 165,000 |
| Littledown Nominees Ltd | A/c 21667 | 63,000 |
| Littledown Nominees Ltd | A/c 34789 | 223,000 |
| Littledown Nominees Ltd | A/c 10488 | 900,000 |
| Littledown Nominees Ltd | A/c 10490 | 628,000 |

.................

14. Contact name:
John G. Gemmell

.................

15. Contact telephone number:
0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:47 19-Nov-07 |
| **Number** | 0373I |

RNS Number:0373I
Paragon Group Of Companies PLC
19 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes

.................

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No

.................

An event changing the breakdown of voting rights:

No

.................

Other (please specify) :

.................

3. Full name of person(s) subject to the notification obligation (iii):

Allianz SE

.................

4. Full name of shareholder(s) (if different from 3.) (iv):

Veer Palthe Voute NV

.................

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

15 November 2007
.................

6. Date on which issuer notified:

16 November 2007
.................

7. Threshold(s) that is/are crossed or reached:

10%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 6,365,722 | 6,365,722 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | 11,515,037 | | 10.03% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 11,515,037 | 10.03% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.

.................

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

The disclosed holding is based on the issuers' 'Voting Rights and Capital' announcement dated 1 October 2007. VPV are interested in 11,333,385 shares representing 9.87% of the total voting rights of Paragon Group of Companies PLC.

.................

14. Contact name:

John G. Gemmell

.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Final Results |
| **Released** | 07:02 20-Nov-07 |
| **Number** | 0644I |

RNS Number:0644I
Paragon Group Of Companies PLC
20 November 2007

Under embargo until Stock Exchange announcement: 7am, Tuesday 20 November 2007

## PARAGON PRELIMINARY RESULTS

The Paragon Group of Companies PLC ("Paragon"), the UK specialist buy-to-let and consumer finance lender, today announces its preliminary results for the year ended 30 September 2007.

Highlights

### Financial Performance

- Pre-tax profit up 9.9% to £91.0m (2006: £82.8m)
- Fully taxed earnings per share up 11.8% to 57.7p (2006: 51.6p)
- Cost:income ratio falls to 25.2% (2006: 25.8%)

### Funding

- Refinancing secured through equity standby underwriting for up to £280.0m

### Operations

- Buy-to-let advances up 34.3% to £4,079.3m (2006: £3,038.3m)
- Buy-to-let portfolio up 39.1% to £10,031.3m (2006: £7,212.3m)
- Buy-to-let arrears low and stable

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"The Group has achieved record profits in 2007, the majority of which have arisen from the Group's buy-to-let businesses, a sector with strong credit defensive qualities and long-term growth prospects, reflecting increasing structural demand for rented property in the UK.

The current environment, whilst immensely disruptive, is driven by market-wide funding concerns and the actions taken by the Group will ensure that the embedded value in the business is protected whilst providing a base for future profitable lending when credit markets recover."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

Fishburn Hedges
Morgan Bone
Andy Berry
Tel: 020 7839 4321
Mobile: 07767 622967

UBS Investment Bank
Adrian Haxby
Christopher Smith
Tel: 020 7568 8000

---

The Paragon Group of Companies PLC

PRELIMINARY ANNOUNCEMENT

The year to 30 September 2007 was highly successful for the Group from a trading perspective, with pre-tax profits, fully taxed earnings, business volumes and loan assets all growing strongly and the Group continuing to increase its market share within the buy-to-let sector whilst maintaining asset quality. However the deep turmoil in the credit markets is affecting the normal financing activities of the business. Whilst we expect the credit markets to recover from the current distressed position during 2008, the timing and extent of the recovery will have an impact on our outlook. In the Funding section we discuss the position of the credit markets and its impact on our business and financing.

Discussions have taken place with our lending banks for renewal of our £280.0 million corporate facility, but the terms available are not attractive, as discussed later in this announcement. To ensure that the facility is repaid when it falls due in February 2008, thereby protecting the embedded value of the Group's assets for shareholders, we have entered into a standby underwriting agreement with UBS, supported by a group of our institutional shareholders. This agreement provides us with the ability to launch an underwritten rights issue for up to £280.0 million until 27 February 2008 unless satisfactory alternative funding arrangements have been put in place prior to that time. The main terms of this agreement are detailed in the Funding section below.

During the year, profit on ordinary activities before taxation increased by 9.9% to £91.0 million from £82.8 million in the previous year. However, owing to the reduction in the rate of corporation tax to 28% from next year, the Group's deferred tax assets have been written down, resulting in a one-off increase in the charge rate to 31.0% from a particularly low rate of 16.9% last year. Earnings per share therefore decreased to 56.8p (2006: 61.2p), whilst on a fully taxed basis (note 4) earnings per share increased by 11.8% to 57.7p (2006: 51.6p).

Total advances by the Group increased by 30.0% to £4,436.4 million (2006: £3,412.6 million), of which £4,079.3 million were buy-to-let advances (2006: £3,038.3 million), an increase of 34.3% over the year. Total loan assets at 30 September 2007 increased by 31.0% to £11,034.9 million from £8,426.6 million at 30 September 2006.

In view of the possibility of a rights issue in the near future, the Board considers that it would be inappropriate to return any capital to shareholders until a refinancing has been completed; hence the Group will not pay a final dividend. The Board will reconsider the Company's distribution policy once the funding position for the future is clarified.

---

The Paragon Group of Companies PLC

PRELIMINARY ANNOUNCEMENT (Continued)

FUNDING

Current funding and environment

The Group's lending is funded largely by the securitisation of loan assets, accounting for £9.9 billion of the Group's liabilities at 30 September 2007. New lending is financed by a £2.3 billion warehouse facility provided by a banking syndicate of which £932.0 million was drawn as at 30 September 2007 (2006: £1,112.0 million). In addition, a corporate facility of £280.0 million, also provided by a banking syndicate, is used to fund the Group's working capital requirements together with a long-term bond issue of £120.0 million due in 2017. The Group is not a deposit taker and has no retail depositor base.

Our use of securitisation substantially reduces the Group's liquidity risk by matching the Group's funding maturity profile to the profile of the related assets. Since the floating rate liabilities are matched with floating rate assets which are predominantly LIBOR-linked or fixed rate assets hedged by the use of interest rate swap or cap agreements, the Group's margins are largely protected against movements in market interest rates, underpinning the value of the Group's investments in the portfolios and the ongoing margin derived from the loan assets.

The warehouse facility is an asset backed revolving credit line at a margin for mortgages of 22.5 basis points over LIBOR. The revolving period expires on 29 February 2008, after which date no new drawings may be made to fund new loan completions, although warehouse assets would be funded to maturity at a margin over LIBOR of 67.5 basis points for mortgages with the characteristics of a public securitisation SPV. The cost of this facility is not unattractive in current market conditions and we would expect the assets within it to generate positive margins over their residual lives. The £280.0 million corporate facility falls due for repayment on 27 February 2008. It is currently priced at 90 basis points above LIBOR.

We have conducted extensive discussions with our lending banks for the renewal of the corporate facility and extension of the revolving period of the warehouse facility. Whilst terms for renewal have been offered in principle, they are not attractive for a variety of reasons, including the high cost of such facilities in the current market environment and the short-term nature of the terms available.



The disruption of the capital and banking markets that has spread from difficulties in the United States sub-prime mortgage market has had a significant effect on the cost and availability of credit. Since the summer the securitisation markets have been effectively closed to new issuance and, at the same time, banks have become less willing to renew facilities in the ordinary course. A small number of securitisation transactions were completed in early November by UK and European issuers, which may be the first signs of a return to normality. We expect the credit markets to recover during 2008 but, in the meantime, we have adjusted our business activities in response to the current disruption. This is discussed fully in the Business Review and Strategy section.

Limitations on new funding impact on the value created from new originations rather than on the value embedded within the existing portfolio. This embedded value is represented by the net assets of the business and also the value of the future income stream match-funded to maturity. We are concerned that renewal of facilities on the proposed terms would jeopardise shareholder value. The Board has therefore taken the decision to enter into a standby agreement with UBS which gives the Company up to the end of February 2008 to launch a fully underwritten rights issue to raise up to £280.0 million. This both ensures that

current shareholder value does not dissipate and also provides time for the Company to explore all potential options for the refinancing of the corporate facility and new warehouse facilities. This process may include further discussion with the Company's lending banks, releasing excess credit enhancement held within our securitisation SPVs, asset sales and alternative funding instruments. The objective will be to create a stable funding platform for the Group which adequately protects net assets and the value of future revenues from the existing SPV assets for shareholders and to secure new sources of funding to allow the profitable creation of income streams from our lending originations to continue.

Standby underwriting agreement

Under the standby agreement, the Company has the right to require UBS to underwrite, in full, a rights issue of up to £280.0 million, before 27 February 2008. The issue or offer price of any new shares will be determined at the time of launch of the issue in the light of the then prevailing market conditions.

---



The obligation of UBS is subject to normal conditions, including all relevant approvals for the rights issue, including shareholder approval, being obtained; the absence of any material adverse change affecting the Group; and the absence of any force majeure event. Such conditionality gives rise to a material uncertainty related to events or conditions which may cast significant doubt on the Group's ability to continue as a going concern and, therefore it may, if it is unable to satisfy these conditions and in the absence of other funding alternatives, be unable to realise its assets and discharge its liabilities in the normal course of business.

On this basis we expect the report of the auditors on the 2007 financial statements to contain a modified opinion including an emphasis of matter paragraph in relation to going concern.

Securitisation activity in the year

Prior to the present period of market turmoil, the Group was an active issuer in the capital markets. In October 2006, a £1.5 billion buy-to-let securitisation was completed by Paragon Mortgages (No. 13) PLC; in January 2007, a £268.6 million securitisation to repackage certain older, owner-occupied, loan assets was completed by First Flexible (No. 7) PLC; in March 2007, a further £1.5 billion buy-to-let securitisation was completed by Paragon Mortgages (No. 14) PLC; and in July 2007, a £1.0 billion buy-to-let securitisation was completed by Paragon Mortgages (No. 15) PLC.

For the avoidance of doubt, Paragon has no involvement in the US mortgage market nor any investment, directly or indirectly, in US sub-prime mortgage backed securities, specialised investment vehicles, collateralised debt obligations or similar vehicles.

---



FINANCIAL REVIEW

CONSOLIDATED INCOME STATEMENT

For the year ended 30 September 2007 (Unaudited)

| | 2007 | 2006 |
|---|---|---|

| | £m | £m |
|---|---|---|
| Interest receivable | 747.5 | 550.8 |
| Interest payable and similar charges | (591.7) | (407.9) |
| Net interest income | 155.8 | 142.9 |
| Income from associates | 0.2 | - |
| Other operating income | 28.9 | 30.6 |
| Total operating income | 184.9 | 173.5 |
| Operating expenses | (47.7) | (45.4) |
| Provisions for losses | (50.5) | (47.8) |
| | 86.7 | 80.3 |
| Fair value net gains | 4.3 | 2.5 |
| Operating profit being profit on ordinary activities before taxation | 91.0 | 82.8 |
| Tax charge on profit on ordinary activities | (28.2) | (14.0) |
| Profit on ordinary activities after taxation | 62.8 | 68.8 |
| Dividend - Rate per share | 8.0p | 17.0p |
| Basic earnings per share | 56.8p | 61.2p |
| Diluted earnings per share | 54.7p | 58.4p |
| Fully taxed basic earnings per share | 57.7p | 51.6p |
| Fully taxed diluted earnings per share | 55.6p | 49.3p |

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information. This is a change from the basis reported in 2006 in that the closed, owner-occupied first mortgage book, which at 30 September 2007 amounted to £293.8 million, and the closed, unsecured book of £56.9 million, both of which comprised the "Other Operations" category last year, are now included within the First Mortgages and Consumer Finance segments respectively. For reporting purposes these books were absorbed within the results from the two main business areas because their reduced size had rendered the Other Operations segment insignificant in terms of assets, revenue and net profits.



The operating results of these adjusted business segments are detailed fully in note 3 to the financial information and are summarised below.

| | 2007<br>£m | 2006<br>£m |
|---|---|---|
| Operating result (Unaudited) | | |
| First Mortgages | 81.8 | 60.5 |
| Consumer Finance | 9.2 | 22.3 |
| | 91.0 | 82.8 |

During the year, we saw four quarter point increases in base rates and, by virtue of a market expectation of rising rates, three-month LIBOR, in

particular, has been higher than base rates throughout the year. This has had an adverse impact on margins, most noticeably in the Consumer Finance division, where pricing is primarily set against base rates. In addition the change in business mix in favour of first mortgages, which are of higher credit quality than consumer finance loans, has resulted in a slight narrowing of overall margins, although margins within the first mortgage businesses have remained broadly similar to those in 2006. The growth of the loan book resulted in net interest income increasing by 9.0% to £155.8 million from £142.9 million.

Partially compensating for this, the rising interest rate environment had a positive effect on fair value net gains of £4.3 million (2006: £2.5 million), which have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be credited or charged to income and expense.

Other operating income reduced slightly to £28.9 million, from £30.6 million in 2006 attributable to a reduction in activity within the Consumer Finance division, where other operating income decreased by 22.4%. This was offset by an increase of 19.5% within First Mortgages as a result of increased buy-to-let activity during the year. An increased proportion of this income has arisen from fees rather than commissions, reflecting a continuation of the decline in insurance related income in the Consumer Finance division reported last year.

Our continuing focus on cost effectiveness has resulted in a further reduction in the cost:income ratio, to 25.2% from 25.8% (note 14). Operating expenses were £47.7 million, compared with £45.4 million for 2006.

---



The charge for loss provisions of £50.5 million compares with £47.8 million for 2006. As a percentage of loans to customers the charge, at 0.46%, is lower than the charge of 0.57% for 2006. Of the total charge, only £3.7 million, or 7.3%, relates to First Mortgages, with £1.5 million of this relating to the closed, owner-occupied book. The charge in respect of Consumer Finance includes amounts in respect of income which, although accounting standards require it to be recognised, is not expected to be received by the Group and hence also increases the charge for loan impairment. Under UK GAAP such income was not recognised. The loan book continues to be carefully managed and the arrears performance remains in line with our expectations, with the performance of the buy-to-let book remaining exemplary.

The effective tax rate, at 31.0%, is slightly higher than the normal corporation tax rate. This results from applying the reduced future corporation tax rate of 28% to the Group's deferred tax assets, which are expected to unwind over a period of up to ten years. We expect the charge to be at or slightly below the corporation tax rate next year.

Profits after taxation of £62.8 million have been transferred to shareholders' funds, which totalled £313.3 million at the year-end.

BUSINESS REVIEW AND STRATEGY

FIRST MORTGAGES

The year ended 30 September 2007 was another strong year for buy-to-let and the private rented sector, with demand for rented property running at high levels all year. The Royal Institution of Chartered Surveyors confirmed in September that landlords were experiencing record rental growth and that surveyors expected further strong growth in the coming months. Similarly the latest research from the Association of Residential Letting Agents ('ARLA'), also published in September, reported tenant demand outstripping supply in all areas

of the rental market. Both organisations noted that tenant demand has been boosted by higher borrowing costs and growing uncertainty in financial markets as well as high levels of migration from the European Union.



The latest data published by the Council of Mortgage Lenders ("CML") supports the picture of a strong buy-to-let sector, both in absolute terms and particularly when set against a softening owner occupier market. According to the CML, buy-to-let lending represented 12% (£21.2 billion) of all new mortgage advances in the first half of 2007, the highest proportion since the launch of buy-to-let in 1996. Furthermore, the stock of buy-to-let mortgages increased to £108 billion, an increase of 14% since the second half of 2006, with buy-to-let accounting for 1 in 10 of all outstanding mortgages. This clearly reflects the scale of the private rented sector in the United Kingdom relative to the housing market as a whole. The CML data also confirms the continuing superior credit quality of buy-to-let mortgages, with both arrears and possessions significantly lower than for the market in general. The CML attributes this quality differential in part to persistently strong tenant demand, shorter void periods and rising rents.

During the year ended 30 September 2007 Paragon's two buy-to-let brands, Paragon Mortgages and Mortgage Trust, both benefited from these strong trading conditions. Buy-to-let mortgage advances by the Group were £4,079.3 million for the year (2006: £3,038.3 million), an increase of 34.3%. This strong lending performance produced a 39.1% increase in buy-to-let assets to £10,031.3 million from £7,212.3 million. This strong growth has its roots in the two distinct propositions offered by our two brands and in the excellent relationships the mortgage business has developed with individual intermediaries and mortgage adviser networks. Paragon has been successful in focusing on distribution and service and has maintained its strong stance on credit quality, with the arrears performance of the book remaining exemplary.

In response to the recent difficulties in the credit markets, we have taken steps to reduce the origination flow whilst the cost of funding from the capital markets remains uncertain, so as to limit the risk of writing new business at unprofitable margins. This has been achieved by the withdrawal of a number of our first mortgage products and by increasing the pricing on others. We anticipate that volumes in the first half of 2008 will be around half the levels in the corresponding period of 2007. The slow down is being managed carefully with products directed at key intermediary relationships who have the potential to provide increased volumes when markets stabilise, as well as providing continuing new lending support for our existing landlord customers.

The rate of redemptions remained low during 2007, at a similar level to 2006, at just under 15%. ARLA's September survey data continues to demonstrate that landlords, on purchasing properties for rental, expect to hold the properties for an average of sixteen years.



As part of the Group's aim to ensure that we are operationally efficient, we are rationalising our first mortgage processing function. This will result in the migration of Mortgage Trust's new business processing function from Epsom to Solihull, from where we will support both brands. This will be likely to result in a reduction of more than 60 positions in our Epsom office.

The owner-occupied book reduced to £293.8 million from £431.5 million during the

year ended 30 September 2007 and performed in line with expectations. During the year balances with a book value of £4.5 million were sold. Save for the management of this book in run-off, there has been little activity in recent years in this area as the Group has focussed originations on buy-to-let.

CONSUMER FINANCE

The consumer credit market has remained weak during the year and, as a consequence, our focus within the Consumer Finance division on the quality of lending rather than on volumes continues to be appropriate. As before, we have restricted our activities to areas with a low incidence of arrears with an emphasis on secured lending.

Aggregate loan advances were £356.8 million during the year, a decrease of 4.2% from £372.4 million in the previous year. As at 30 September 2007, the total loans outstanding on the Consumer Finance books were £709.8 million, compared with £782.8 million at 30 September 2006.

Arrears levels continue to remain stable and at low levels, in line with expectations.

Personal finance

Secured personal advances were £205.8 million during the year, a reduction of 5.6% from £218.0 million for the previous year. Despite the intensely competitive environment, a gradual tightening of criteria within the prime secured second charge market has been in evidence as the year has progressed. Whilst this change to a credit stance closer to that of Paragon Personal Finance has led to the business enjoying an improving market position, the overall tightening of criteria has had an adverse effect on the broker-introduced personal finance market. We do not, therefore, anticipate that business volumes will benefit from improved market share in the short term, although we do expect an improvement as we move through 2008.

---



Insurance sales continue to diminish in the wake of negative sentiment for the products, a trend we expect to continue. To address the fall in commission revenue, we have introduced lender arrangement fees and adjusted our loan pricing. We expect further re-pricing when the £25,000 threshold for Consumer Credit Act regulated lending is abolished in April 2008.

The closed unsecured book continues to run down in accordance with our expectations. The book totalled £56.9 million at 30 September 2007, compared to £73.1 million a year before. During the period, balances with a book value of £5.3 million were sold and similar disposals are expected in the coming year.

Sales aid finance

New business volumes were £151.0 million (2006: £154.4 million) and were in line with our expectations. Both retail and car markets experienced contracting volumes throughout the year as consumers, concerned about affordability, became more wary of committing to large purchases. Given this environment the business again tightened its underwriting criteria, the result of which has been a further improvement in the credit quality of new business.

Throughout the year the key focus for the business has been on improving profitability and increasing operational efficiency, both of which have been achieved without compromising service standards or portfolio quality.

PRELIMINARY ANNOUNCEMENT (Continued)

CAPITAL MANAGEMENT

During the year the Company bought 1,445,000 shares in the market at a cost of £8.1 million with the result that by 30 September 2007 a total of 6,689,000 shares had been repurchased since the buy-back programme was announced in 2005, at a total cost of £39.5 million. Given current conditions and the appropriateness of preserving liquidity, the Board has decided to suspend the buy-back programme until further notice.

Over the period we have continued to reduce the risk profile of the Group's loan assets through a disciplined restructuring of the portfolio from unsecured towards less capital-demanding secured lending. In addition, the more capital-demanding closed books have continued to decline, both from natural run-off and from ongoing disposals. Further asset sales may be considered, as appropriate, to supplement the organic run-down strategy.

BOARD

As we reported last year, Gavin Lickley, a non-executive director since 2002, retired from the Board in October 2006 and we thank him for his service and commitment during the years of his association with the Group.

Jonathan Perry, the former Chairman, retired from the Board in February 2007, after fifteen years of service and Bob Dench was appointed Chairman at that time. Jonathan Perry led the Group from the early 1990s as it developed its current range of business operations and the Board expresses its thanks to him for his consistently outstanding performance and contribution.

Terry Eccles joined the Board in February 2007 as an independent non-executive director. Formerly Vice-Chairman of JPMorgan Cazenove, Terry brings to the Board considerable experience in the financial sector.

The Paragon Group of Companies PLC

PRELIMINARY ANNOUNCEMENT (Continued)

OUTLOOK

For the past twelve years the Group has pursued a strategy of careful growth in core markets which offer high quality loan assets, funded portfolio by portfolio to maturity through the securitisation markets. This has produced consistent profit growth over the period.

The Group has achieved record profits in 2007, the majority of which have arisen from the Group's buy-to-let businesses, a sector with strong credit defensive qualities and long-term growth prospects, reflecting increasing structural demand for rented property in the UK.

The present travails of the credit market coinciding with the expiry of our syndicated credit facilities have created uncertainties over the Group's future funding in the near term. Whilst we expect the capital markets to recover during 2008, it is important that we manage our new business generation cautiously to ensure that new originations remain profitable, but also, fundamentally, to protect the embedded value in the current portfolio.

The strength of profits in 2007 reflects the quality of income generated from

match-funded assets within existing securitisation vehicles, largely insulated, as they are, from the sharp rise in the cost of credit. However the high cost and short-term nature of replacement banking facilities are unattractive in the current environment and we believe they would significantly erode shareholder value.

For this reason, we have arranged the standby underwriting agreement referred to above which, if called upon, will enable the repayment of the £280.0 million corporate facility due at the end of February 2008. This will provide an opportunity to explore alternative funding sources, and to seek new warehousing arrangements for new lending activity in 2008 and beyond.

The prospects of the Group in the current year will depend substantially on the reopening of the securitised funding markets to enable the Group to return to normal levels of writing new business. If we are unable to secure new warehouse facilities or alternative sources of access to the securitisation market, we will have to scale back new lending activities significantly and manage costs accordingly. Over a prolonged period this would have a negative impact on our franchise. However, the embedded value of our existing portfolio of assets remains strong and we expect it to continue to generate sound profits and cash flow in the future.

We firmly believe that the private rented sector will continue to see growth for many years to come. The investment required to enable this expansion will have to be financed and therefore the Group's key products will remain in demand. The current environment, whilst immensely disruptive, is driven by market-wide funding concerns and the actions taken by the Group will ensure that the embedded value in the business is protected whilst providing a base for future profitable lending when credit markets recover.

20 November 2007

---

The Paragon Group of Companies PLC

CONSOLIDATED INCOME STATEMENT

For the year ended 30 September 2007 (Unaudited)

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Interest receivable | | 747.5 | 550.8 |
| Interest payable and similar charges | | (591.7) | (407.9) |
| Net interest income | | 155.8 | 142.9 |
| Share of results of associate | | 0.2 | - |
| Other operating income | | 28.9 | 30.6 |
| Total operating income | | 184.9 | 173.5 |
| Operating expenses | | (47.7) | (45.4) |
| Provisions for losses | | (50.5) | (47.8) |
| | | 86.7 | 80.3 |
| Fair value net gains | | 4.3 | 2.5 |
| Operating profit being profit on ordinary activities before taxation | | 91.0 | 82.8 |
| Tax charge on profit on ordinary activities | | (28.2) | (14.0) |
| Profit on ordinary activities after taxation for the financial year | | 62.8 | 68.8 |

Earnings per share

| | | | |
|---|---|---|---|
| - basic | 4 | 56.8p | 61.2p |
| - diluted | 4 | 54.7p | 58.4p |

The results for the current and preceding years relate entirely to continuing operations.

The Paragon Group of Companies PLC

CONSOLIDATED BALANCE SHEET

30 September 2007 (Unaudited)

| | Notes | 2007 £m | 2007 £m | 2006 £m | 2006 £m |
|---|---|---|---|---|---|
| Assets employed | | | | | |
| Non-current assets | | | | | |
| Intangible assets | | 0.6 | | 0.6 | |
| Property, plant and equipment | | 21.9 | | 20.2 | |
| Interest in associate | | 0.5 | | - | |
| Financial assets | 5 | 11,119.5 | | 8,432.9 | |
| Retirement benefit obligations | | 4.2 | | 0.3 | |
| Deferred tax asset | | 16.1 | | 33.6 | |
| | | | 11,162.8 | | 8,487.6 |
| Current assets | | | | | |
| Other receivables | | 6.7 | | 6.3 | |
| Cash and cash equivalents | 6 | 927.7 | | 622.7 | |
| | | | 934.4 | | 629.0 |
| Total assets | | | 12,097.2 | | 9,116.6 |
| Financed by | | | | | |
| Equity shareholders' funds | | | | | |
| Called-up share capital | 7 | | 12.1 | | 12.1 |
| Reserves | 8 | | 358.0 | | 314.6 |
| Share capital and reserves | | | 370.1 | | 326.7 |
| Own shares | | | (56.8) | | (47.7) |
| Total equity | | | 313.3 | | 279.0 |
| Current liabilities | | | | | |
| Financial liabilities | 10 | 280.9 | | 128.0 | |
| Current tax liabilities | | 3.1 | | 1.4 | |
| Provisions | | 1.4 | | 0.7 | |
| Other liabilities | | 111.1 | | 78.2 | |
| | | | 396.5 | | 208.3 |
| Non-current liabilities | | | | | |
| Financial liabilities | 10 | 11,379.6 | | 8,619.7 | |
| Provisions | | 0.6 | | 3.7 | |
| Other liabilities | | 7.2 | | 5.9 | |
| | | | 11,387.4 | | 8,629.3 |
| Total liabilities | | | 11,783.9 | | 8,837.6 |

| | | |
|---|---|---|
| | 12,097.2 | 9,116.6 |

The preliminary financial information was approved by the Board of Directors on 20 November 2007.

Signed on behalf of the Board of Directors

N S Terrington — Chief Executive
N Keen — Finance Director

The Paragon Group of Companies PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2007 (Unaudited)

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Net cash (utilised) by operating activities | 11 | (2,511.6) | (1,824.0) |
| Net cash (utilised) by investing activities | 12 | (6.2) | (1.4) |
| Net cash generated by financing activities | 13 | 2,822.7 | 1,917.8 |
| Net increase in cash and cash equivalents | | 304.9 | 92.4 |
| Opening cash and cash equivalents | | 622.3 | 529.9 |
| Closing cash and cash equivalents | | 927.2 | 622.3 |
| Represented by balances within: | | | |
| Cash and cash equivalents | | 927.7 | 622.7 |
| Financial liabilities | | (0.5) | (0.4) |
| | | 927.2 | 622.3 |

The Paragon Group of Companies PLC

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

For the year ended 30 September 2007 (Unaudited)

| | 2007 £m | 2006 £m |
|---|---|---|
| Profit for the year | 62.8 | 68.8 |
| Actuarial gain / (loss) on pension scheme | 3.4 | (0.6) |
| Cash flow hedge (losses) / gains taken to equity | (1.4) | 1.5 |
| Tax on items taken directly to equity | (0.5) | (0.2) |
| Total recognised income and expenditure for the year | 64.3 | 69.5 |
| Adoption of IAS 32 and IAS 39 | - | (72.5) |
| | 64.3 | (3.0) |

RECONCILIATION OF MOVEMENTS IN EQUITY

For the year ended 30 September 2007 (Unaudited)

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Total recognised income and expenditure for the year | | 64.3 | 69.5 |
| Dividends paid | 9 | (20.1) | (16.0) |
| Net movement in own shares | | (9.1) | (24.9) |
| (Deficit) / surplus on transactions in own shares | | (1.5) | 0.6 |
| Charge for share based remuneration | | 2.6 | 0.6 |
| Tax on share based remuneration | | (1.9) | 8.9 |
| Net movement in equity in the year | | 34.3 | 38.7 |
| Equity at 30 September 2006 | | 279.0 | 312.8 |
| Adoption of IAS 32 and IAS 39 | | - | (72.5) |
| Equity at 1 October 2006 | | 279.0 | 240.3 |
| Closing equity | | 313.3 | 279.0 |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

1. GENERAL INFORMATION

The financial information set out in this preliminary announcement has not been audited.

Although the preliminary financial information has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS), this announcement does not itself contain sufficient information to comply with IFRS.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2006 or 30 September 2007. The financial information for the year ended 30 September 2006 is derived from the statutory accounts for that year which have been reported on by the Company's auditors. These statutory accounts have been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 30 September 2007, which have been prepared in accordance with IFRS, will be finalised on the basis of the financial information presented in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and

actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Annual Report and Accounts for the year ended 30 September 2007 will be posted to shareholders in due course. Copies of this announcement can be obtained from the Group Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

---

The Paragon Group of Companies PLC

NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

2. ACCOUNTING POLICIES

The preliminary financial information has been prepared on the basis of the accounting policies set out in the Annual Report and Accounts of the Group for the year ended 30 September 2006. The business segments reported on have been revised as described in note 3. In addition, investments in associated companies are valued at the Group's share of the net assets of the associate, as required by IAS 28 - 'Investments in Associates'.

Basis of preparation - Going concern

The Group has a £280.0m committed corporate syndicated sterling bank facility which is used to provide working capital. This facility is fully drawn and falls due for repayment on 27 February 2008. To enable the repayment of this facility the Company has entered into an agreement with UBS, whereby the Company has the right to require UBS to underwrite, in full, an equity financing of up to £280.0m before expenses. The obligation of UBS is subject to the normal conditions, including all relevant approvals, including shareholder approval, being obtained; the absence of any material adverse change affecting the Group; and the absence of any force majeure event. Such conditionality gives rise to a material uncertainty related to events or conditions which may cast significant doubt on the Group's ability to continue as a going concern and, therefore it may, if it is unable to satisfy these conditions and in the absence of other funding alternatives, be unable to realise its assets and discharge its liabilities in the normal course of business.

After making enquiries, the directors have a reasonable expectation that a rights issue will be completed or alternative funding will be put in place to enable repayment of the corporate facility and that the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

The financial information set out in this preliminary announcement has been presented on a going concern basis. However until the outcome of the proposed rights issue and Group's negotiations with its lenders and their implications for the Group's future funding structure are known, there is material uncertainty about the appropriateness of this basis of preparation. The financial statements do not include any adjustments that would result if the going concern basis were not appropriate.

As a consequence of this material uncertainty together with any events that may arise up to the date that the accounts are to be signed, at the date of issuing this statement the auditors have indicated to the directors that their audit report is expected to be unqualified but modified to include an emphasis of

matter paragraph on this uncertainty which may cast significant doubt on the Group's ability to continue as a going concern.



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

3. SEGMENTAL INFORMATION

For management purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loans book which formed part of Other Operations in the year ending 30 September 2006. These divisions are the basis on which the Group reports primary segmental information. All of the Group's operations are conducted in the United Kingdom.

This represents a change from the basis reported in 2006 in that the closed, owner-occupied first mortgage book and the closed unsecured book, which together comprised the "Other Operations" category last year, are now included within the First Mortgages and Consumer Finance segments respectively. For reporting purposes these books were absorbed within the results from the two main business areas because their reduced size had rendered the Other Operations segment insignificant in terms of assets, revenue and net profits.

Financial information about these business segments is shown below. Results for the year ended 30 September 2006 have been reanalysed between the new segments as described above.

Year ended 30 September 2007

| | First Mortgages £m | Consumer Finance £m | Total £m |
|---|---|---|---|
| Interest receivable | 629.2 | 118.3 | 747.5 |
| Interest payable | (534.6) | (57.1) | (591.7) |
| Net interest income | 94.6 | 61.2 | 155.8 |
| Income from associates | 0.2 | - | 0.2 |
| Other operating income | 14.7 | 14.2 | 28.9 |
| Total operating income | 109.5 | 75.4 | 184.9 |
| Operating expenses | (28.1) | (19.6) | (47.7) |
| Provisions for losses | (3.7) | (46.8) | (50.5) |
| | 77.7 | 9.0 | 86.7 |
| Fair value net gains | 4.1 | 0.2 | 4.3 |
| Operating profit | 81.8 | 9.2 | 91.0 |
| Tax charge | | | (28.2) |
| Profit after tax | | | 62.8 |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

3. SEGMENTAL INFORMATION (Continued)

Year ended 30 September 2006

| | First Mortgages £m | Consumer Finance £m | Total £m |
|---|---|---|---|
| Interest receivable | 428.8 | 122.0 | 550.8 |
| Interest payable | (356.8) | (51.1) | (407.9) |
| Net interest income | 72.0 | 70.9 | 142.9 |
| Income from associates | - | - | - |
| Other operating income | 12.3 | 18.3 | 30.6 |
| Total operating income | 84.3 | 89.2 | 173.5 |
| Operating expenses | (23.7) | (21.7) | (45.4) |
| Provisions for losses | (2.5) | (45.3) | (47.8) |
| | 58.1 | 22.2 | 80.3 |
| Fair value net gains | 2.4 | 0.1 | 2.5 |
| Operating profit | 60.5 | 22.3 | 82.8 |
| Tax charge | | | (14.0) |
| Profit after tax | | | 68.8 |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

4. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

| | | 2007 | 2006 |
|---|---|---|---|
| Profit for the year (£m) | | 62.8 | 68.8 |
| Basic weighted average number of ordinary shares ranking for dividend during the year (million) | | 110.5 | 112.4 |
| Dilutive effect of the weighted average number of share options and incentive plans in issue during the year (million) | | 4.2 | 5.3 |
| Diluted weighted average number of ordinary shares ranking for dividend during the year (million) | | 114.7 | 117.7 |
| Earnings per ordinary share | - basic | 56.8p | 61.2p |
| | - diluted | 54.7p | 58.4p |

Fully taxed earnings per ordinary share is based on earnings calculated by reducing profit before tax for the period by a notional tax rate of 30%, the standard rate of corporation tax in the United Kingdom. The numbers of shares used are as shown above.

Fully taxed earnings per ordinary share is calculated as follows:

| | 2007 | 2006 |
|---|---|---|

| | | | |
|---|---|---|---|
| Profit before tax for the year (£m) | | 91.0 | 82.8 |
| Notional tax at 30% (£m) | | (27.3) | (24.8) |
| Fully taxed earnings for the year (£m) | | 63.7 | 58.0 |
| Fully taxed earnings per ordinary share | - basic | 57.7p | 51.6p |
| | - diluted | 55.6p | 49.3p |

5. FINANCIAL ASSETS

| | 2007 £m | 2006 £m |
|---|---|---|
| Loans to customers | 11,034.9 | 8,426.6 |
| Fair value adjustments from portfolio hedging | (22.8) | (14.0) |
| Loans to associate | 15.4 | - |
| Derivative financial assets | 92.0 | 20.3 |
| | 11,119.5 | 8,432.9 |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

6. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. Included within 'Cash and Cash Equivalents' at 30 September 2007 is £875.1m subject to such restrictions (2006: £601.2m).

'Cash and Cash Equivalents' also includes £2.2m (2006: £0.9m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

7. CALLED-UP SHARE CAPITAL

| | 2007 £m | 2006 £m |
|---|---|---|
| Authorised: | | |
| 175,000,000 (2006: 175,000,000) ordinary shares of 10p each | 17.5 | 17.5 |
| Allotted and paid-up: | | |
| 121,493,242 (2006: 121,452,366) ordinary shares of 10p each | 12.1 | 12.1 |

Movements in the issued share capital in the year were:

| | 2007 Number | 2006 Number |
|---|---|---|
| Ordinary shares of 10p each | | |
| At 1 October 2006 | 121,452,366 | 120,762,342 |
| Shares issued in respect of share option schemes | 40,876 | 690,024 |

| | | |
|---|---|---|
| At 30 September 2007 | 121,493,242 | 121,452,366 |

8. RESERVES

| | 2007 £m | 2006 £m |
|---|---|---|
| Share premium account | 71.5 | 71.4 |
| Merger reserve | (70.2) | (70.2) |
| Cash flow hedging reserve | (2.4) | (1.5) |
| Profit and loss account | 359.1 | 314.9 |
| | 358.0 | 314.6 |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

9. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

| | 2007 Per share | 2006 Per share | 2007 £m | 2006 £m |
|---|---|---|---|---|
| Equity dividends on ordinary shares | | | | |
| Final dividend for the year ended 30 September 2006 | 10.1p | 7.4p | 11.2 | 8.4 |
| Interim dividend for the year ended 30 September 2007 | 8.0p | 6.9p | 8.9 | 7.6 |
| | 18.1p | 14.3p | 20.1 | 16.0 |

Amounts paid and proposed in respect of the year:

| | 2007 Per share | 2006 Per share | 2007 £m | 2006 £m |
|---|---|---|---|---|
| Interim dividend for the year ended 30 September 2007 | 8.0p | 6.9p | 8.9 | 7.6 |
| Proposed final dividend for the year ended 30 September 2007 | - | 10.1p | - | 11.2 |
| | 8.0p | 17.0p | 8.9 | 18.8 |

10. FINANCIAL LIABILITIES

| | 2007 £m | 2006 £m |
|---|---|---|
| Current liabilities | | |
| Finance lease liability | 0.5 | 0.4 |
| Bank loans and overdrafts | 280.4 | 127.6 |
| | 280.9 | 128.0 |
| Non-current liabilities | | |
| Asset backed loan notes | 9,892.6 | 7,057.7 |
| Corporate bond | 115.8 | 117.9 |

| | | |
|---|---|---|
| Finance lease liability | 13.4 | 13.9 |
| Bank loans and overdrafts | 931.7 | 1,267.9 |
| Derivative financial instruments | 426.1 | 162.3 |
| | 11,379.6 | 8,619.7 |

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet. This is currently the case with US dollar swaps, although the credit balance is compensated for by retranslating the borrowings at the current exchange rate.



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

## 11. NET CASH FLOW FROM OPERATING ACTIVITIES

| | 2007 £m | 2006 £m |
|---|---|---|
| Profit before tax | 91.0 | 82.8 |
| Non-cash items included in profit and other adjustments: | | |
| Depreciation of property, plant and equipment | 3.9 | 3.5 |
| Amortisation of intangible assets | 0.2 | 0.2 |
| Share of profit of associated undertakings | (0.2) | - |
| Foreign exchange movement on borrowings | (208.8) | (119.3) |
| Other non-cash movements on borrowings | 2.9 | 5.3 |
| Impairment losses on loans to customers | 50.5 | 47.8 |
| Charge for share based remuneration | 2.6 | 0.6 |
| Loss on disposal of property plant and equipment | 0.1 | - |
| Net (increase) / decrease in operating assets: | | |
| Loans to customers | (2,658.7) | (1,951.2) |
| Loans to associates | (15.4) | - |
| Derivative financial instruments | (71.7) | 3.6 |
| Fair value of portfolio hedges | 8.8 | 14.0 |
| Other receivables | (4.3) | (2.3) |
| Net increase in operating liabilities: | | |
| Derivative financial instruments | 263.8 | 100.9 |
| Other liabilities | 35.1 | 5.5 |
| Cash (utilised) by operations | (2,500.2) | (1,808.6) |
| Income taxes paid | (11.4) | (15.4) |
| | (2,511.6) | (1,824.0) |

## 12. NET CASH FLOW FROM INVESTING ACTIVITIES

| | 2007 £m | 2006 £m |
|---|---|---|
| Proceeds on disposal of property, plant and | | |

| | | |
|---|---|---|
| equipment | 1.3 | 1.2 |
| Purchases of property, plant and equipment | (7.0) | (5.2) |
| Purchases of intangible assets | (0.2) | (0.5) |
| Acquisition of subsidiary undertakings net of cash acquired | - | 3.1 |
| Investment in associated undertakings | (0.3) | - |
| Net cash (utilised) by investing activities | (6.2) | (1.4) |



NOTES TO THE FINANCIAL INFORMATION

For the year ended 30 September 2007 (Unaudited)

13. NET CASH FLOW FROM FINANCING ACTIVITIES

| | 2007 £m | 2006 £m |
|---|---|---|
| Dividends paid | (20.1) | (16.0) |
| Issue of asset backed floating rate notes | 4,262.1 | 3,493.6 |
| Repayment of asset backed floating rate notes | (1,223.7) | (1,906.6) |
| Capital element of finance lease payments | (0.4) | (0.4) |
| Movement on bank facilities | (184.6) | 371.5 |
| Purchase of shares | (11.5) | (27.4) |
| Exercise of options under ESOP scheme | 0.8 | 1.9 |
| Exercise of other share options | 0.1 | 1.2 |
| Net cash generated by financing activities | 2,822.7 | 1,917.8 |

14. COST:INCOME RATIO

Cost:income ratio is derived as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Operating expenses | 47.7 | 45.4 |
| Cost | 47.7 | 45.4 |
| Total operating income | 184.9 | 173.5 |
| Fair value net gains | 4.3 | 2.5 |
| Income | 189.2 | 176.0 |
| Cost:income | 25.2% | 25.8% |



END

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 15:56 20-Nov-07 |
| **Number** | 1300I |

RNS Number:1300I
Paragon Group Of Companies PLC
20 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
OppenheimerFunds Inc (OFI) and Baring Asset Management Limited (Baring)
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
16 November 2007
.................

6. Date on which issuer notified:
20 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
8% (OFI independently crossed the 8% threshold, 8.0438%. Baring continues to hold 0.0469%. In aggregate, total ownership is 8.0907%).
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | | |
| OFI | 8,422,679 | 7.3366% |
| Baring | 53,826 | 0.0469% |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | | | |
| OFI | 9,234,630 | | 9,234,630 | | 8.0438% |
| Baring | 53,826 | | 53,826 | | 0.0469% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 9,288,456 | 8.0907% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
OppenheimerFunds, Inc. owns, as of 16/11/07, 9,234,630 shares equal to 8.0438% shares outstanding (114,804,242).

Baring Asset Management Limited owns, as of 16/11/07, 53,826 shares equal to 0.0469% of the shares outstanding (114,804,242).
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
.................

14. Contact name:
John G. Gemmell

.................

15. Contact telephone number:
0121 712 2075

.................



END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 17:28 21-Nov-07 |
| **Number** | 2424I |

RNS Number:2424I
Paragon Group Of Companies PLC
21 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Lloyds TSB Group Plc
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Boltro Nominees Limited
Lloyds Bank (PEP) Nominees Limited
State Street Nominees Limited
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20 November 2007
.................

6. Date on which issuer notified:
21 November 2007
.................

7. Threshold(s) that is/are crossed or reached:

Fallen to 3%

.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ordinary Shares of 10p GB0006140361 | 7,556,141 | 7,556,141 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ordinary Shares of 10p GB0006140361 | 3,734,238 | | 3,734,238 | | 3.253 |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 3,734,238 | 3.253 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

2,390 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,436 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

3,730,412 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:
John G. Gemmell

.................

15. Contact telephone number:
0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 12:09 22-Nov-07 |
| **Number** | 2928I |

RNS Number:2928I
Paragon Group Of Companies PLC
22 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Veer Palthe Voute NV
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20 November 2007
.................

6. Date on which issuer notified:
21 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
10%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 11,333,385 | 11,333,385 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | 11,564,535 | | 10.073% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 11,564,535 | 10.073 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
The disclosed holding is based on the issuers' 'Voting Rights and Capital' announcement dated 1 October 2007 of 114,804,242. VPV are interested in 11,564,535 shares representing 10.073% of the total voting rights of Paragon Group of Companies PLC.
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:
0121 712 2075

. . . . . . . . . . . . . . . . .

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:47 22-Nov-07 |
| **Number** | 3354I |

RNS Number:3354I
Paragon Group Of Companies PLC
22 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Lloyds TSB Group Plc
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
21 November 2007
.................

6. Date on which issuer notified:
22 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
Fallen below 3%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| 0614036 GBP0.10 | 3,734,238 | 3,734,238 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | | Direct (x) | Indirect (xi) | Direct | Indirect |
| 0614036 GBP0.10 | 1,118,822 | | 1,118,822 | | 0.975 |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 1,118,822 | 0.975 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
2,390 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,436 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,114,996 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
.................

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

John G Gemmell

.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 16:42 26-Nov-07 |
| **Number** | 5233I |

RNS Number:5233I
Paragon Group Of Companies PLC
26 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes
.................

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No
.................

An event changing the breakdown of voting rights:

No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG
.................

4. Full name of shareholder(s) (if different from 3.) (iv):

Deutsche Bank AG

Abbey Life Assurance Company Limited
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

20/11/2007
.................

6. Date on which issuer notified:

23/11/2007
.................

7. Threshold(s) that is/are crossed or reached:

3%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | N/A | N/A |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 4,136,024 | 4,136,024 | | 3.60% | |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 4,136,024 | 3.60% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:

.................

14. Contact name:

John G. Gemmell

.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 17:22 26-Nov-07 |
| **Number** | 5317I |

RNS Number:5317I
Paragon Group Of Companies PLC
26 November 2007

DIRECTOR SHAREHOLDING

On 26 November 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

| Director | Award granted | Exercise period | Total awards outstanding |
|---|---|---|---|
| N S Terrington | 79,787 | 26/11/10 - 26/05/11 | 324,031 |
| N Keen | 59,787 | 26/11/10 - 26/05/11 | 242,863 |
| J A Heron | 42,553 | 26/11/10 - 26/05/11 | 143,059 |
| P Pandya | 38,298 | 26/11/10 - 26/05/11 | 133,752 |

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2007. For the TSR measure, performance will be measured over the single three year period commencing 1 October 2007. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 17:28 26-Nov-07 |
| **Number** | 5325I |

RNS Number:5325I
Paragon Group Of Companies PLC
26 November 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC
...........................................

2. Name of director

JOHN HERON
...........................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY
...............................................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JOHN HERON
...............................................................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY
...............................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN.
...............................................................

7. Number of shares / amount of stock acquired

15,751
...............................................................

8. Percentage of issued class

0.014%

.............................................................

9. Number of shares/amount of stock disposed

.............................................................

10. Percentage of issued class

.............................................................

11. Class of security

ORDINARY SHARES

.............................................................

12. Price per share

£0.00

.............................................................

13. Date of transaction

26 NOVEMBER 2007

.............................................................

14. Date company informed

26 NOVEMBER 2007

.............................................................

15. Total holding following this notification

59,878

.............................................................

16. Total percentage holding of issued class following this notification

0.052%

.............................................................

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

.............................................................

18. Period during which or date on which exercisable

.............................................................

19. Total amount paid (if any) for grant of the option

.............................................................

20. Description of shares or debentures involved: class, number

.............................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

.............................................................

22. Total number of shares or debentures over which options held following this notification

.................................................................

23. Any additional information

.................................................................

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075
.................................................................

25. Name and signature of authorised company official responsible for making this notification

JOHN G. GEMMELL
.................................................................

Date of Notification

26 NOVEMBER 2007
.................................................................

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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# Regulatory Announcement





| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Blocklisting Interim Review |
| **Released** | 09:44 27-Nov-07 |
| **Number** | 5593I |

RNS Number:5593I
Paragon Group Of Companies PLC
27 November 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/05/07 To 24/11/07

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

419,008

5. Number of shares issued / allotted under scheme during period:

6,965

6. Balance under scheme not yet issued / allotted at end of period

412,043

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006
363,019 Ordinary Shares of 10p each on 23/08/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,493,242 Gross
114,804,242 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 14:09 27-Nov-07 |
| **Number** | 5996I |

RNS Number:5996I
Paragon Group Of Companies PLC
27 November 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
..........................................

2. Name of director
NIGEL TERRINGTON
..........................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
..............................................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON
..............................................................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
..............................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.
..............................................................

7. Number of shares / amount of stock acquired
52,694
..............................................................

8. Percentage of issued class
0.046%
..............................................................

9. Number of shares/amount of stock disposed

..............................................................

10. Percentage of issued class

.................................................................

11. Class of security
ORDINARY SHARES

.................................................................

12. Price per share
£0.00

.................................................................

13. Date of transaction
27 NOVEMBER 2007

.................................................................

14. Date company informed
27 NOVEMBER 2007

.................................................................

15. Total holding following this notification
230,267

.................................................................

16. Total percentage holding of issued class following this notification
0.201%

.................................................................

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

.................................................................

18. Period during which or date on which exercisable

.................................................................

19. Total amount paid (if any) for grant of the option

.................................................................

20. Description of shares or debentures involved: class, number

.................................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

.................................................................

22. Total number of shares or debentures over which options held following this notification

.................................................................

23. Any additional information

.................................................................

24. Name of contact and telephone number for queries
JOHN G. GEMMELL

0121 712 2075

...............................................................

25. Name and signature of authorised company official responsible for making this notification

JOHN G. GEMMELL

...............................................................

Date of Notification

27 NOVEMBER 2007

...............................................................



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

...........................................

2. Name of director

NICHOLAS KEEN

...........................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

...............................................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NICHOLAS KEEN

...............................................................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

...............................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.

...............................................................

7. Number of shares / amount of stock acquired

39,490

...............................................................

8. Percentage of issued class

0.034%

...............................................................

9. Number of shares/amount of stock disposed

...............................................................

10. Percentage of issued class

...............................................................

11. Class of security
ORDINARY SHARES
...............................................................

12. Price per share
£0.00
...............................................................

13. Date of transaction
27 NOVEMBER 2007
...............................................................

14. Date company informed
27 NOVEMBER 2007
...............................................................

15. Total holding following this notification
127,553
...............................................................

16. Total percentage holding of issued class following this notification
0.111%
...............................................................

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

...............................................................

18. Period during which or date on which exercisable

...............................................................

19. Total amount paid (if any) for grant of the option

...............................................................

20. Description of shares or debentures involved: class, number

...............................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

...............................................................

22. Total number of shares or debentures over which options held following this notification

...............................................................

23. Any additional information

...............................................................

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
.............................................................

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
.............................................................

Date of Notification
27 NOVEMBER 2007
.............................................................



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
..........................................

2. Name of director
JOHN HERON
..........................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
.............................................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON
.............................................................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
.............................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME.
.............................................................

7. Number of shares / amount of stock acquired
20,528
.............................................................

8. Percentage of issued class

0.018%

...........................................................

9. Number of shares/amount of stock disposed

...........................................................

10. Percentage of issued class

...........................................................

11. Class of security
ORDINARY SHARES

...........................................................

12. Price per share
£0.00

...........................................................

13. Date of transaction
27 NOVEMBER 2007

...........................................................

14. Date company informed
27 NOVEMBER 2007

...........................................................

15. Total holding following this notification
80,406

...........................................................

16. Total percentage holding of issued class following this notification
0.070%

...........................................................

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

...........................................................

18. Period during which or date on which exercisable

...........................................................

19. Total amount paid (if any) for grant of the option

...........................................................

20. Description of shares or debentures involved: class, number

...........................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

...........................................................

22. Total number of shares or debentures over which options held following this notification

...........................................................

23. Any additional information

........................................................................

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
........................................................................

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
........................................................................

Date of Notification
27 NOVEMBER 2007
........................................................................



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
..........................................

2. Name of director
PAWAN PANDYA
..........................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
........................................................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
PAWAN PANDYA
........................................................................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
........................................................................

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISTION OF SHARES ON MATURITY OF AWARDS UNDER THE DEFERRED ANNUAL BONUS SCHEME.
........................................................................

7. Number of shares / amount of stock acquired
20,528

...............................................................

8. Percentage of issued class
0.018%

...............................................................

9. Number of shares/amount of stock disposed

...............................................................

10. Percentage of issued class

...............................................................

11. Class of security
ORDINARY SHARES

...............................................................

12. Price per share
£0.00

...............................................................

13. Date of transaction
27 NOVEMBER 2007

...............................................................

14. Date company informed
27 NOVEMBER 2007

...............................................................

15. Total holding following this notification
188,084

...............................................................

16. Total percentage holding of issued class following this notification
0.164%

...............................................................

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

...............................................................

18. Period during which or date on which exercisable

...............................................................

19. Total amount paid (if any) for grant of the option

...............................................................

20. Description of shares or debentures involved: class, number

...............................................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

...............................................................

22. Total number of shares or debentures over which options held following this notification

.................................................................

23. Any additional information

.................................................................

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075
.................................................................

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
.................................................................

Date of Notification
27 NOVEMBER 2007
.................................................................

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 13:55 29-Nov-07 |
| **Number** | 7997I |

RNS Number:7997I
Paragon Group Of Companies PLC
29 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
--------------------------------------------------

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Aberforth Partners LLP
.................

4. Full name of shareholder(s) (if different from 3.) (iv):

| Shareholder | Shares |
|---|---|
| 1. Aberforth Smaller Companies Trust plc | 2,101,000 |
| 2. Aberforth UK Small Companies Fund | 1,725,000 |
| 3. The Church Commissioners for England | 360,000 |
| 4. Aberforth Geared Capital & Income Trust plc | 390,500 |

1,2,4 = registered in the name of Nortrust Nominees Ltd A/c Aberfrth, 3 = The Church Commissioners for England (Chase GIS) Nominees Ltd
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
26 November 2007
.................

6. Date on which issuer notified:

28 November 2007
................

7. Threshold(s) that is/are crossed or reached:
5%
................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ordinary GB0006140361 | 5,779,000 | 5,779,000 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ordinary GB0006140361 | 4,576,500 | N/A | 4,576,500 | N/A | 3.99% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 4,576,500 | 3.99% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Held by Aberforth Partners LLP
................

Proxy Voting:

10. Name of the proxy holder:
N/A
................

11. Number of voting rights proxy holder will cease to hold:
N/A
................

12. Date on which proxy holder will cease to hold voting rights:
N/A
................

13. Additional information:
................

14. Contact name:

John G. Gemmell

.................

15. Contact telephone number:
0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 10:27 30-Nov-07 |
| **Number** | 8646I |

RNS Number:8646I
Paragon Group Of Companies PLC
30 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
--------------------------------------------------

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Allianz SE
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
Veer Palthe Voute NV
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
26 November 2007
.................

6. Date on which issuer notified:
29 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
11%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| GB0006140361 | 11,515,037 | 11,515,037 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | 12,808,205 | | 11.155% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 12,808,205 | 11.155% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
The disclosed holding is based on the issuers' 'Voting Rights and Capital' announcement dated 1 October 2007 of 114,804,242. VPV are interested in 12,603,060 shares representing 10.977% of the total voting rights of Paragon Group of Companies PLC.
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:

0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 10:44 30-Nov-07 |
| **Number** | 8670I |

RNS Number:8670I
Paragon Group Of Companies PLC
30 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Veer Palthe Voute NV
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
27 November 2007
.................

6. Date on which issuer notified:
29 November 2007
.................

7. Threshold(s) that is/are crossed or reached:
11%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) Number of shares | Number of voting Rights (viii) |
|---|---|---|
| GB0006140361 | 11,564,535 | 11,564,535 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | | | 12,672,385 | | 11.038% |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 12,672,385 | 11.038 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.
.................

Proxy Voting:

10. Name of the proxy holder:
.................

11. Number of voting rights proxy holder will cease to hold:
.................

12. Date on which proxy holder will cease to hold voting rights:
.................

13. Additional information:
The disclosed holding is based on the issuers' 'Voting Rights and Capital' announcement dated 1 October 2007 of 114,804,242. VPV are interested in 12,672,385 shares representing 11.038% of the total voting rights of Paragon Group of Companies PLC.
.................

14. Contact name:
John G. Gemmell
.................

15. Contact telephone number:
0121 712 2075

.................

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | Holding(s) in Company |
| **Released** | 10:52 30-Nov-07 |
| **Number** | 8678I |

RNS Number:8678I
Paragon Group Of Companies PLC
30 November 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
.................

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
.................
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
.................

An event changing the breakdown of voting rights:
No
.................

Other (please specify) :
.................

3. Full name of person(s) subject to the notification obligation (iii):
Deutsche Bank AG
.................

4. Full name of shareholder(s) (if different from 3.) (iv):
.................

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
28/11/2007
.................

6. Date on which issuer notified:
29/11/2007
.................

7. Threshold(s) that is/are crossed or reached:
4%
.................

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) Number of shares | Number of voting Rights (viii) |
|---|---|---|
| GB0006140361 | 4,136,024 | 4,136,024 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| GB0006140361 | 4,660,354 | 4,660,354 | | 4.06% | |

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 4,660,354 | 4.06% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
................

Proxy Voting:

10. Name of the proxy holder:
................

11. Number of voting rights proxy holder will cease to hold:
................

12. Date on which proxy holder will cease to hold voting rights:
................

13. Additional information:
................

14. Contact name:
John G. Gemmell
................

15. Contact telephone number:
0121 712 2075
................



END

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END